EXHIBIT 4.32
First Amendment
To The
Savings & Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.
     1. Recitals. Section 12.1 of the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) gives First Interstate BancSystem, Inc., as the Plan Sponsor, the right to amend the Plan at any time. On July 26, 2006, the Board of Directors of the Plan Sponsor delegated authority to the First Interstate BancSystem, Inc. Benefits Committee (the “Committee”) to take any action with respect to the Plan to the extent that such action does not result in additional funding obligations for the Plan Sponsor. The Committee hereby amends the Plan to comply with changes in the law that became effective during the 2006 Plan Year and to include certain provisions of the Pension Protection Act of 2006 that become effective January 1, 2007.
     2. Amendment of Plan. The following Amendment to the Plan is adopted effective January 1, 2006, unless otherwise provided.
     (A) Effective March 1, 2007, Section 2.1(m) of the Plan shall be amended in its entirety to read as follows:
(m)	“Distribution Date” means a date as of which a Member’s Account may be distributed or commence to be distributed. Effective March 1, 2007, Distribution Date means the business day coinciding with or next following the fifteenth day of:
(1)	for purposes of distributions of Investment Funds other than the Company stock Investment Fund, each calendar month; and

(2)	for purposes of distributions of the Company stock Investment Fund, the second month following the end of each calendar quarter.
Prior to March 1, 2007, the business day coinciding with or next following the fifteenth day of each calendar month shall be a Distribution Date.
     (B) The first sentence of Section 4.9(c) of the Plan shall be amended to read as follows:
A corrective distribution of Excess Before-Tax Contributions under this section shall include Income allocable to such Excess Before-Tax Contributions for the Plan Year and for the period after the close of the Plan Year to the date of distribution (the “Gap Period”), to be determined in accordance with Regulations under Code Section 401(k).
     (C) The first sentence of Section 4.11(e) of the Plan shall be amended to read as follows:
A corrective distribution of Excess Matching Contributions under this section shall include Income allocable to such Excess Matching Contributions for the Plan Year and for the Gap Period, to be determined in accordance with Regulations under Code Section 401(m).

First Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

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     (D) Effective January 1, 2007, Section 6.3(b) of the Plan shall be amended by replacing “90 days” with “180 days,” wherever it occurs in such section.
     (E) Effective March 1, 2007, Section 6.4 of the Plan shall be amended in its entirety to read as follows:
6.4	Time of Distribution. A distribution under Section 6.1 or 6.2 shall be made or commence as soon as practicable following the Member’s separation from Service or, if the distribution is subject to Section 6.3(b), any Distribution Date thereafter as elected by the Member or the Beneficiary of a deceased Member. Unless the Member otherwise elects, distribution of the Member’s Account balance shall commence not later than the 60th day after the close of the Plan Year in which the latest of the following events occur:
(a)	The attainment by the Member of his Retirement Age;

(b)	The 10th anniversary of the date on which the Member commenced participation in the Plan; or

(c)	The termination of the Member’s Service;
provided, however, that the foregoing shall not require the commencement of benefits prior to the “Required Beginning Date” described in Section 6.5 unless the Participant has filed a claim for benefits with the Plan Administrator. As permitted under Regulation Section 1.401(a)-14(d), if the amount of the distribution required to commence under this Section 6.4 cannot be ascertained by the applicable Distribution Date, or if it is not possible to make such payment on the applicable Distribution Date because the Plan Administrator is unable to locate the Member after making reasonable efforts to do so, a payment retroactive to such Distribution Date may be made no later than 60 days after the earliest date on which the amount of such payment can be ascertained under the Plan or the date on which the Member is located, whichever is applicable.
     (F) Effective January 16, 2007, Section 6.6(b)(2) of the Plan shall be amended to replace “January 15” with “November 15.”
     (G) Section 6.8 of the Plan shall be amended in its entirety to read as follows:
6.8	Financial Hardship. For purposes of Sections 6.6(b)(3) and 6.6(b)(4), financial hardship means one of the following situations:
(a)	expenses for (or necessary to obtain) medical care for a Participant, the Participant’s spouse, children or other dependents (as defined in Code Section 152 without regard to Code Section 152(d)(1)(B)) as long as the expenses for medical care would be deductible under Code Section 213(d) (determined without regard to whether the expenses exceed 7.5% of adjusted gross income);

First Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

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(b)	costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);

(c)	payment of tuition, related educational fees and room and board expenses for up to the next 12 months of post-secondary education for the Participant, the Participant’s spouse, children or other dependents (as defined in Code Section 152 without regard to Code Section 152(d)(1)(B));

(d)	payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage on that residence;

(e)	payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or other dependents (as defined in Code Section 152 without regard to Code Section 152(d)(1)(B));

(f)	expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income); or

(g)	any other event that the Commissioner of the Internal Revenue Service determines to be an immediate and heavy financial need within the meaning of the safe harbor provisions of the Treasury regulations.
     (H) Section 6.9(b)(2) of the Plan shall be amended in its entirety to read as follows:
(2)	For distributees other than a non-spouse Beneficiary of a Member, an eligible retirement plan is an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), an annuity plan or contract described in Code Sections 403(a) or 403(b), or a qualified trust described in Code Section 401(a), that accepts the distributee’s eligible rollover distribution. “Eligible retirement plan” shall also mean an eligible plan under Code Section 457(b), which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separate account for amounts transferred into such plan from this Plan. In the case of an eligible rollover distribution to a distributee who is a non-spouse Beneficiary of a Member, eligible retirement plan shall be limited, effective January 1, 2007, to an individual retirement account or individual retirement annuity. In the case of an eligible rollover distribution to a surviving spouse prior to January 1, 2002, an eligible retirement plan is limited to an individual retirement account or individual retirement annuity.
     (I) Section 6.9(b)(3) of the Plan shall be amended by adding the following to the end thereof:
Effective January 1, 2007, distributee shall also include a non-spouse Beneficiary of a Member.

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     (J) Effective March 1, 2007, the third paragraph of Section 8.2 of the Plan shall be amended to read as follows:
The purchase price shall be the fair market value of the Company stock. In the case of a transaction between the Plan and the Employer or another party in interest, the fair market value of the Company stock shall be determined as of the date of the transaction. In other cases, the fair market value of the Company stock shall be determined as of the most recent Valuation Date.
     (K) Effective March 1, 2007, Section 8.3 of the Plan shall be amended in its entirety to read as follows:
8.3	Valuing Stock. Promptly after each Valuation Date, the Plan Administrator shall cause a valuation to be made of the Company stock Investment Fund as of such date. Such Company stock shall be valued at fair market value, which, for so long as the Company stock is not traded on any national or regional stock exchange, shall be determined by the Plan Administrator in consultation with an independent appraiser meeting the requirements of Code Sections 170(a)(1) and 401(a)(28).
     (L) Article XIII of the Plan shall be amended by adding a new Section 13.9 as follows:
13.9	Qualified Hurricane Distribution. Notwithstanding any provisions of the Plan to the contrary, qualified hurricane distributions (as defined in Code Section 1400Q(a)(4)(A)) will be permitted under the Plan in accordance with Code Section 1400Q and related guidance thereunder.
     3. Other Provisions. All other provisions of the Plan shall remain unamended and in full force.

By:	/s/ ROBERT A. JONES
Robert A. Jones, Chairman

First Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

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